SECURI[illegible] SSION

05038634

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-42993

RECEIVED MAR 01 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

614 Landis Avenue
(No. and Street)

Vineland	NJ	08360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg 856-696-3400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Sq, Ste 250, 512 Township Line Rd, Blue Bell, PA 19422-2211
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldberg, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage Corporation as of ____________________________, 20 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President
Title

Monica A. Luke
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MONICA A. LUKE, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires August 27, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Cumberland Brokerage Corporation

Financial Report
December 31, 2004

Cumberland Brokerage Corporation

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 7, 2005

Cumberland Brokerage Corporation

Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 19,523	$ 154,605
Deposits with clearing organization	50,000	50,000
Investment securities owned	604,857	480,086
Receivables from clearing organizations	40,636	45,701
Other receivables	977	1,475
Due from registered representatives	5,266	4,187
Prepaid expenses	11,728	6,227
Total current assets	732,987	742,281
Property and Equipment		
Furniture and fixtures	5,329	5,329
Office equipment	9,817	9,503
Computer equipment	29,789	29,789
	44,935	44,621
Less: accumulated depreciation	35,306	31,036
	9,629	13,585
	$ 742,616	$ 755,866
Liabilities and Stockholders' Equity		
Current Liabilities		
Payable to clearing organization	$ 112,688	$ 30,627
Escrow funds	4,807	117,315
Accounts payable and accrued expenses	52,553	56,888
Total current liabilities	170,048	204,830
Commitments (Note 9)		
Stockholders' Equity		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2004 and 2003	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- shares issued and outstanding	-	-
Additional paid-in capital	1,533,592	1,523,592
Accumulated deficit	(971,024)	(982,556)
	572,568	551,036
	$ 742,616	$ 755,866

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Investor service (12b-1) fees	$ 23,858	$ 17,495
Commissions	1,303,187	1,449,091
Interest and miscellaneous	29,381	22,372
	1,356,426	1,488,958
Expenses:		
Operating	1,420,677	1,517,279
Interest	-	6,285
	1,420,677	1,523,564
Loss Before Realized and Unrealized Gains	(64,251)	(34,606)
Realized and Unrealized Gains/(Losses)		
Net realized gain on sale of investment securities	954	59,447
Net change in unrealized appreciation of investment securities	74,829	161,554
Net income	$ 11,532	$ 186,395

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2004 and 2003

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to				
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 2002	10,000	$ 10,000	-	$ -	$ 1,358,592	-	$ (628,611)	$ -	$ 739,981
Capital Contributions	-	-	-	-	165,000	-	-	-	165,000
Distributions to Stockholders	-	-	-	-	-	-	(540,340)	-	(540,340)
Net Income	-	-	-	-	-	-	186,395	-	186,395
Balance, December 31, 2003	10,000	$ 10,000	-	$ -	$ 1,523,592	$ -	$ (982,556)	$ -	$ 551,036
Capital Contributions	-	-	-	-	10,000	-	-	-	10,000
Distributions to Stockholders	-	-	-	-	-	-		-	-
Net Income	-	-	-	-	-	-	11,532	-	11,532
Balance, December 31, 2004	10,000	$ 10,000	-	$ -	$ 1,533,592	$ -	$ (971,024)	$ -	$ 572,568

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities		
Net income	$ 11,532	$ 186,395
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	4,270	3,883
Net realized gain on sale of investment securities owned	(954)	(59,447)
Net change in unrealized appreciation on investment securities owned	(74,829)	(161,554)
Net change in unrealized appreciation on deposits with clearing organizations	-	-
Customer charges	-	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	33,073	136,882
Deposits with clearing organization	-	498,664
Receivables from clearing organization	5,065	(19,134)
Other receivables	498	2,928
Insurance claim receivable	-	500,000
Due from registered representatives	(1,079)	1,765
Prepaid expenses	(5,501)	2,264
Increase (decrease) in:		
Accounts payable and accrued expenses	(4,335)	(54,971)
Escrow funds	(112,508)	100,149
Payable to clearing organization	-	(668,388)
Net cash provided by (used in) operating activities	(144,768)	469,436
Cash Flows From Investing Activities		
Purchase of property and equipment	(314)	(8,322)
Net cash used in investing activities	(314)	(8,322)
Cash Flows From Financing Activities		
Capital contributions	10,000	165,000
Distributions to stockholders	-	(540,340)
Net cash provided by (used in) financing activities	10,000	(375,340)
Increase (decrease) in cash	(135,082)	85,774
Cash and cash equivalents, beginning	154,605	68,831
Cash and cash equivalents, ending	$ 19,523	$ 154,605

(Continued)

Statements of Cash Flows (Continued)
Years Ended December 31, 2004 and 2003

At December 31, 2004 and 2003, respectively, the Company owned securities of $112,688 and $30,627 with its clearing organization, for which funds had not yet been advanced.

During 2003, certain deposits with the clearing organization were used to pay down the liability to the clearing organization. The remaining balance of deposits of $247,669 was transferred to the Company's investments.

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") (Note 6).

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing annuities, administrative and advisory services to a diverse clientele. Approximately 52% and 50% of the Company's total revenues for the years ending December 31, 2004 and 2003, respectively, were derived from the securities and bond brokerage business, and approximately 39% and 35% of the Company's total revenues were derived from annuities.

Property and Equipment: Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes: The Company accounts for income taxes according to Financial Accounting Standards ("SFAS") No. 109 *"Accounting for Income Taxes."* SFAS No. 109 requires deferred tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when taxes are actually paid or recovered.

Effective January 1, 2003, the Company elected "S" Corporation status. Accordingly, any future taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

Cash and Cash Equivalents: For purposes of reporting the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Revenue Recognition: The Company receives commission income in accordance with the terms of agreements with its clearing agents and insurance companies (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agents

The Company has clearing agreements with two clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 8). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(ii) of the rule. The Company is also exempt from Rule k(2)(i) for its money market programs (Note 3) and Certificate of Deposit Program (Note 4). The agreements generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

The agreement with one of the clearing agents requires the Company to maintain a minimum clearing deposit of $50,000.

The agreement with the other clearing agent requires the Company to maintain at all times net capital equal to $150,000, unless the clearing agent otherwise waives such requirement. In addition, the Company must notify that clearing agent when its net capital ratio reaches or exceeds 10 to 1 (Note 5). Sufficient capital was maintained and the net capital did not reach the specified level at any time during the two years ended December 31, 2004.

The amount payable to the clearing agent represents the liability for bonds held in the Company's house inventory account with the clearing agent. Such amount is included in investment securities owned (Note 7) under municipal securities, at market value. The amount payable to the clearing agent is collateralized by one of the Company's investment accounts with its clearing agent, containing mutual funds with fair market value of $78,061 and $63,079 at December 2004 and 2003 respectively.

Note 3. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2004 and 2003, consists of:

	2004	2003
Demand deposits	$ 8,982	$ 13,750
Money market accounts	3,910	22,098
Wire accounts	4,830	98,614
Certificate of Deposit ("CD") Participation Fund	1,801	20,143
	$ 19,523	$ 154,605

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2004 and 2003, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $4,630 and $98,414, respectively.

The CD Participation Fund represents: (1) restricted customer funds deposited with the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2004 and 2003, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $177 and $18,901, respectively.

Note 4. Certificate of Deposit Program

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal upon maturity are sent to the Escrow Account to be distributed to the Company's customers.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At both December 31, 2004 and 2003, the Company's minimum net capital requirement was $100,000. At December 31, 2004 and 2003, the Company had net capital of $439,141 and $445,753, respectively. The Company had excess net capital of $339,141 and $345,753 at December 31, 2004 and December 31, 2003, respectively. The Company's net capital ratio was 0.13 to 1.00 and 0.39 to 1.00 as of December 31, 2004 and 2003, respectively.

Note 6. Income Taxes

Effective January 1, 2003, the Company elected "S" Corporation status. Therefore, tax attributes existing as of December 31, 2002, including deferred tax assets and liabilities, will not affect the Company's future operations unless the Company loses its status as an "S" Corporation.

Note 7. Investment Securities Owned

At December 31, 2004 and 2003, the Company's investments and deposits with its clearing house portfolio included the following:

	2004 Market Value	2003 Market Value
Trading		
Various marketable equity securities, at market value	$ 329,749	$ 280,020
Municipal securities, at market value	164,191	110,438
Mutual funds, at market value	110,917	89,628
	$ 604,857	$ 480,086

The Company recognized a realized gain on the sale of investment securities of $954 and $59,447 for 2004 and 2003, respectively.

Note 8. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions including its on-line trading are introduced on a fully-disclosed basis with its clearing agents. The clearing agents carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing agents may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

At December 31, 2004, approximately 62% of the Company's total investment securities were comprised of one marketable security and one mutual fund. At December 31, 2003, approximately 81% of the Company's total investment securities were comprised of 2 marketable securities, 1 mutual fund, and 1 municipal bond.

During 2004 and 2003, approximately 56% and 53% of commission revenue, respectively, was generated by a minority of registered representatives.

Note 9. Commitments

The Company is a defendant in a NASD arbitration case brought about by a customer, alleging, that one of the Company's former brokers performed illegal and inappropriate trading in the customer's account and was not properly supervised. The claim seeks compensatory damages in the amount of $450,000. The case is currently in the early stages of discovery. The Company denies any wrongdoing and intends to vigorously defend itself. At this time, management of the Company, after consultation with outside counsel, is unable to predict the outcome of the litigation. Accordingly, no amounts have been accrued at December 31, 2004 in connection with this litigation.

The Company is subject to the following future minimum rental commitments under operating leases for office facilities, automobiles, and certain equipment as follows:

Years Ending December 31,	
2005	$ 21,930
2006	2,305
	$ 24,235

Rental expense for office facilities for the years ending December 21, 2004 and 2003 was $12,000 and $12,247, respectively.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2004 and 2003 and have issued our report thereon dated February 7, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 to 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 14 and 15 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 7, 2005

Cumberland Brokerage Corporation

Schedules of Operating Expenses
Years Ended December 31, 2004 and 2003

	2004	2003
Operating Expenses		
Advertising	$ 150	$ 260
Automobile	16,733	19,256
Bank charges	1,905	2,388
Clearing fees	120,426	148,349
Commissions	918,474	1,000,414
Conferences	319	795
Depreciation and amortization	4,270	3,883
Dues and subscriptions	2,500	1,683
General insurance	16,721	19,969
Health insurance	42,960	28,283
Legal and accounting fees	30,439	34,375
Miscellaneous	317	2,436
Office	8,025	12,231
Online service fees	-	263
Payroll	177,152	156,230
Payroll taxes	23,857	20,462
Postage	5,929	6,120
Regulatory fees	12,748	10,383
Rent	12,000	12,247
Research and pricing	8,431	19,651
Telephone	16,410	17,140
Travel and entertainment	911	461
Total operating expenses	$ 1,420,677	$ 1,517,279

Cumberland Brokerage Corporation

Computations of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission
Years Ended December 31, 2004 and 2003

		2004		2003
Net Capital				
Total stockholders' equity qualified for net capital	$	572,568	$	551,036
Deductions:				
Non-allowable assets				
Other cash items		-		13
Due from registered representatives		5,266		4,187
Prepaid expenses		11,728		6,227
Property and equipment		9,629		13,585
Total deductions		26,623		24,012
Net Capital Before Haircuts on Securities Positions		545,945		527,024
Haircuts on Securities		106,804		81,271
Net capital	$	439,141	$	445,753
Aggregate Indebtedness				
Items included in Statement of Financial Condition				
Escrow funds		4,807		117,315
Accounts payable and accrued expenses		52,553		56,888
Total aggregate indebtedness	$	57,360	$	174,203
Computations of Basic Net Capital Requirements				
Minimum Net Capital Required (greater of $100,000 ($25,000 for 2001) or 6 2/3% of aggregate indebtedness)	$	100,000	$	100,000
Excess (deficiency) of net capital	$	339,141	$	345,753
Ratio of aggregate indebtedness to net capital		0.13 to 1		0.39 to 1

Note: There were no material differences between the above computations and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filing, as amended. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Cumberland Brokerage Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by rule 17a-13;
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting systems, control activities, or control activities for safeguarding firm assets and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cumberland Brokerage Corporation for the year ended December 31, 2004 and this report does not affect our report thereon dated February 7, 2005: The Company has minimal segregation of duties due to the small size of the Accounting Department. Management continues to carefully consider the various risks associated with the lack of segregation of duties and consider further segregation, where possible, or the hiring of additional personnel.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as further described in the preceding paragraph, we believe that the Company's practices and procedures were not adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 7, 2005